AB 3/29/06 *

06007005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING MAR 01 2006 WASH, D.C. 213 SECTION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66957

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/29/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Direct Trading Institutional, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 E. Las Colinas Boulevard
(No. and Street)

Irving (City) Texas (State) 75039 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Roth (201)557-6931
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

2001 Ross Avenue, Suite 1800 (Address) Dallas (City) Texas (State) 75210 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED JUN 12 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 6/9

Page(s)

This report contains the following:

OATH OR AFFIRMATION

STATE OF TEXAS

We, the undersigned officers of the firm of Direct Trading Institutional, L.P., affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Direct Trading Institutional, L.P. as of December 31, 2005 are true and correct. We further affirm that neither the Company nor any principal officer or member has any proprietary interest in any account classified solely as that of a customer.

Mark Gulis
Managing Director / Chief Operating Officer

Daniel J. Roth
Controller

Notary Public
SHARON GAUTIER LOPEZ
Notary Public, State of New Jersey
No. 2271908
Qualified in Hudson County
Commission Expires February 7, 2011

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2006
WASH, D.C.
213

Direct Trading Institutional, L.P.

Statement of Financial Condition
December 31, 2005

Page(s)

This report contains the following:

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400
Facsimile (214) 754 7991

SEC MAIL RECEIVED PROCESSING
MAR 01 2006
WASH., D.C. 213 SECTION

Report of Independent Auditors

To the Partners of
Direct Trading Institutional, L.P.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Direct Trading Institutional, L.P. (the "Partnership) at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Partnership's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2006

Direct Trading Institutional, L.P.
Statement of Financial Condition
December 31, 2005

Assets		
Cash and cash equivalents	$	3,171,915
Receivable from brokers, dealers and clearing organizations		13,040,780
Goodwill		20,747,430
Intangible assets, less accumulated amortization of $1,159,167		18,840,833
Other assets		538,464
Total assets	$	56,339,422
Liabilities and Partners' Capital		
Liabilities		
Accrued soft dollar expense	$	4,798,687
Payable to brokers and dealers		726,682
Accrued compensation expense		669,951
Payable to affiliates		926,143
Accrued expenses and other liabilities		71,181
Total liabilities		7,192,644
Commitments and contingent liabilities (Note 4)		
Partners' capital		49,146,778
Total partners' capital		49,146,778
Total liabilities and partners' capital	$	56,339,422

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Description of the Business

Direct Trading Institutional, L.P., (the "Company"), a limited partnership organized in the state of Delaware, provides institutions with direct access trading through an advanced electronic platform. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD") and National Futures Association. The Company's general partner is DT Holdings (GP) LLC and its limited partner is DT Holdings (LP) LLC. The Company's ultimate parent is Knight Capital Group, Inc. ("KCG").

The Company was formed on March 29, 2005 as DTI Acquisition Sub LLC, a Delaware limited liability company (the "Original LLC"). On June 16, 2005, the Original LLC changed its name to Direct Trading Institutional LLC (the "LLC"). On July 18, 2005 the LLC converted into the Company. The Company remained inactive until June 28, 2005, when KCG acquired the business of Direct Trading Institutional, Inc., a Texas-based corporation, contributed the business to, and commenced operations as the Company.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents represent money market accounts which are payable on demand, or short-term investments with an original maturity of less than 30 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Estimated Fair Value of Financial Instruments

Management estimates that the aggregate net fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Goodwill and Intangible Assets

The Company applies the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142 *Goodwill and Other Intangible Assets,* which requires that goodwill and intangible assets with an indefinite useful life no longer be amortized, but instead, be tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. Other intangible assets are amortized over their useful lives.

Soft Dollar Expense
The Company conducts some of its business within the safe harbor of Section 28(e) of the Securities Act of 1934 as amended. The Company executes brokerage transactions for its customers at a negotiated commission rate. As an incentive to use the facilities of the Company for the execution of such brokerage transactions, the Company has developed a system to provide third party research services to certain of its clients based upon the frequency of use of its facilities.

Third party research paid for in advance of the execution of brokerage transactions is reflected as an asset and expensed as the related commission income is earned. A liability is recorded for research expense when commission income is earned. Prepaid research expense incurred on behalf of clients that elect not to use the facilities of the Company for the execution of brokerage transactions will be expensed at the time it is determined the facilities will not be used. At December 31, 2005, the Company had approximately $314,000 in prepaid research expense included within Other assets on the Consolidated Statement of Financial Condition.

Other
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. Goodwill and Intangible Assets

At December 31, 2005, the Company had goodwill and intangible assets of $20.7 million and $18.8 million, respectively, which resulted from the purchase of the business of Direct Trading Institutional, Inc. in June of 2005.

The intangible assets, which are primarily customer relationships, are all deemed to have definite lives and are being amortized over their useful lives, which have been determined to range from two to thirty years.

Under SFAS No. 142, goodwill and the useful lives of intangible assets are tested for impairment, at a minimum, on an annual basis, or when an event occurs or circumstances change that signify the existence of impairment. As the purchase of these assets are less than one year old, no annual test for impairment was performed as of December 31, 2005. However, management believes that since the date of acquisition, there have been no events or circumstances that signify the existence of impairment.

4. Commitments and Contingent Liabilities

The Company leases office space under noncancelable operating leases, which contain certain escalation clauses whereby the rental commitments may be increased if certain conditions are satisfied and specify yearly adjustments to the lease amounts based on annual adjustments according to the Consumer Price Index.

The Company leases certain computer and office equipment under noncancelable operating leases. In addition, the Company has entered into guaranteed employment contracts with certain employees. As of December 31, 2005, future minimum rental commitments under all noncancelable office leases, and computer and equipment leases ("Office Leases") as well as guaranteed employment contracts longer than one year are as follows:

Year Ending December 31,	Office Leases	Employment Contracts	Total
2006	$ 125,440	$ 725,000	$ 850,440
2007	108,250	690,000	798,250
2008	82,458	640,000	722,458
2009	82,268	-	82,268
2010	20,637	-	20,637
Thereafter	-	-	-
	$ 419,053	$ 2,055,000	$ 2,474,053

The Company has been named as a defendant in legal actions. In addition, from time to time, the Company is a party to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, any adverse outcome with regard to these matters would not likely have a material adverse effect on the operations or the financial position of the Company.

5. Significant Customers

The Company considers significant customers to be customers who account for 10% or more of the total equity shares traded by the Company during the period. For the year ended December 31, 2005, no customers accounted for more than 10% of the Company's order flow, as measured in sales volume.

6. Employee Benefit Plans

KCG sponsors a 401(k) Profit Sharing Plan (the "Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limitations.

7. Related Party Transactions

The Company pays an affiliate a fee for executing certain transactions with shared customers. At December 31, 2005, the Company owed approximately $163,000 related to these transactions. This amount is included within Payable to affiliates on the Statement of Financial Condition.

Certain corporate overhead expenses are paid by KCG or an affiliate of the Company for the Company. These bills are paid by KCG or the affiliate, as they are usually part of larger bills of KCG and its affiliates. The amounts owed to KCG and its affiliates are paid on a timely basis by the Company. At December 31, 2005, the Company owed $763,000, related to these corporate overhead expenses, to KCG and its affiliates. This amount is included within Payable to affiliates on the Statement of Financial Condition.

8. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis and is therefore exempt from Rule 15c3-3. Accordingly, substantially all of the Company's credit exposures are concentrated with the clearing broker. Additionally, pursuant to the terms and conditions between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing broker and all counterparties with which it conducts business.

At December 31, 2005, the net receivable for securities transactions that have not reached their contractual settlement date amounted to approximately $335,000. Such amount was included in Receivable from brokers, dealers and clearing organizations on the Statement of Financial Condition.

Securities sold, not yet purchased, which are valued at market, represent obligations of the Company to purchase such securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

9. Net Capital Requirement

As a registered broker-dealer and a NASD member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $100,000 or 12-1/2% of aggregate indebtedness (for a first year broker-dealer), as defined.

At December 31, 2005, the Company had net capital of $8.9 million which was $8.0 million in excess of its required net capital of $899,000.